MOXEY

🔥 Community Currency built to help small businesses grow

🟦 PITCH VIDEO ⬜ INVESTOR PANEL



moxeyusa.com   Baton Rouge, LA   Fintech & Finance   B2C

Highlights

(1) Used by 3,000+ local businesses in 16 cities

(2) Enables business owners to get new customers & better access to capital

(3) Robust network with over $193 million in sales of local goods & services

(4) A community currency that is as easy to use as a credit card or bank account

(5) Reliable recurring revenue model with a robust growth plan behind it

(6) Founder has previously built successful FinTech, EdTech, and Digital Marketing companies

(7) FinTech is one of the fastest growing sectors - 2021 adoption rate of 88% up from 16% in 2015

(8) 129 of our customers have invested $362,000 into Moxey

Our Team



Charlie Davis President

Entrepreneur, angel investor and father of four amazing kids. Charlie has previously built successful companies in the FinTech, EdTech and Digital Marketing sectors.

Local business owners are often treated unfairly. They are the backbone of the American economy but too often the game is rigged to benefit large corporations and massive financial interests. Moxey levels the playing field and helps local business get better access to credit and markets.



Jack Heaton Chief Technology Officer

A decade working as a healthcare technology consultant with a focus on finance and compliance. Jack of all trades developer.



Chip Davis Founder & Executive Vice President

Chip has over 20 years leadership experience in the barter/trade exchange business. He is the founder of TradeAuthority LLC now doing business as Moxey. Prior to that, Chip spent 24 years as a franchisee in the education space.



Aimee Supp VP of Sales & Marketing

Developed global sales teams. Led strategic marketing initiatives on multiple continents. Spent the past five years on growth strategies for mutual credit networks. 20 years of relationship management. Lead with heart, take the long view.



Warren Sager VP of Operations

Warren has successfully started, scaled, and sold four companies over his entrepreneurial career. His top skill is in operational efficiency. Warren's skills places an emphasis on planning, leadership development, and team alignment.

What is Moxey?



Moxey combines FinTech, AdTech, MarTech, and social good for a powerhouse solution for small businesses. Our fast-growing, proprietary platform gives small

business owners access to an interest-free line of credit while driving new customer acquisition.

Why Moxey?

It can be rough out there for small business owners. In a game rigged to benefit large corporations and massive financial interests, the backbone of the American economy is often left behind. Most small businesses face two major obstacles: getting access to credit, and finding new customers.







Moxey is a network that helps small businesses support other small businesses while growing their revenues. Using our proprietary FinTech platform and a modern twist on the barter system, we provide business owners with access to much-needed credit and a new community of incentivized customers.





Moxey isn't just a concept. We've proven our platform through the $195M+ in sales facilitated through our network. To date, we're partnered with 4,000+ small businesses, and we're available in 16 cities across 4 states. A growing number of business owners benefit immensely from our system, and we're confident that we can continue on this track to put Moxey in every city, worldwide.



Moxey's unique ability to manage the allocation of credit inside the network is one of our most distinguishing assets. Our proprietary system maintains the stability and strength of the currency and includes contactless payment technology and a web-based point of sale system.



The time is right for Moxey: between the ever-evolving power of smartphones, a growing fascination with alternative currencies, and a newfound interest in supporting local small businesses, Moxey is perfectly positioned for exponential growth, NOW.





$300B+ Global market forecast
by 2025 at **22.17** CAGR

This graphic contains forward-looking projections that cannot be guaranteed.

WE KNOW HOW TO
BUILD SUCCESSFUL BUSINESSES.

The Moxey team: an unbeatable combination of leadership experience in the trade exchange business, sales and marketing, and an extensive background of launching and scaling companies in multiple sectors. This team holds the potential to scale Moxey to epic levels.

Watch below for a break down of the Moxey investment opportunity (this is also a great video to share with others).



MEET OUR TEAM
Uniquely Equipped to Succeed

    

RELIABLE RECURRING
REVENUE MODEL.

We charge a 10% commission on all revenue created by Moxey. This replaces any **costs** associated with advertising, sales commissions, transaction fees and financing for business owners, and provides us and our investors with a steady stream of revenue that will only keep growing.

WE ARE MAKING REVENUE TODAY
from every Moxey transaction
the network earns a **10% commission.**
We have even more **future revenue channels...**


Business Services


Online Consumer Transactions


Financial Services

ROBUST GROWTH PLAN
TO $100M+.

Moxey represents a paradigm shift in how local businesses fund their growth and sell unused inventory. As our network grows in size and strength, it will become harder and harder for future competitors to catch up, and we will continue to grow—exponentially.

IN THE WORDS OF
OUR CUSTOMERS...

We're in the business of making a difference, and we have the backing of our entire small business network. In the words of our customers, here's why Moxey is the right investment:











When you invest in Moxey now, you lock-in your stake at our current valuation—before we scale nationally and internationally. We have the tech, we have the team, and we have the passion—now all we need is you.





Your investment in Moxey comes with perks! Here's what you'll get:







$5,000+

- 1 hour Zoom Call with Moxey Executive Team
- Shoutout on Social Media as an Investor
- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

$10,000+

- Invitation to an Exclusive dinner in New Orleans
  (travel & lodging not included)
- 1 hour Zoom Call with Moxey Executive Team
- Shoutout on Social Media as an Investor
- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

$25,000+

- 25% discount to purchase a license to operate a Moxey Community
- 3% Moxey dollars loaded onto your Moxey Card
  (3% of your investment amount will be loaded onto your Moxey card and can be used anywhere in the Moxey network)
- Invitation to an Exclusive dinner in New Orleans
  (travel & lodging not included)
- 1 hour Zoom Call with Moxey Executive Team
- Shoutout on Social Media as an Investor
- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

$50,000+

- 50% discount to purchase a license to operate a Moxey Community
- 5% Moxey dollars loaded onto your Moxey Card
  (5% of your investment amount will be loaded onto your Moxey card and can be used anywhere in the Moxey network)
- Invitation to an Exclusive dinner in New Orleans
  (travel & lodging not included)
- 1 hour Zoom Call with Moxey Executive Team
- Shoutout on Social Media as an Investor
- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

$100,000+

- 1 license to operate a Moxey Community
- 7% Moxey dollars loaded onto your Moxey Card
  (7% of your investment amount will be loaded onto your Moxey card and can be used anywhere in the Moxey network)
- Invitation to an Exclusive dinner in New Orleans
  (travel & lodging not included)
- 1 hour Zoom Call with Moxey Executive Team
- Shoutout on Social Media as an Investor
- Exclusive GOLD Moxey Shareholder Card
- Moxey T-Shirt

WANT MORE INSIGHT INTO
WHAT MOXEY IS AND HOW IT WORKS?

Moxey isn't easily explained in a few words, so we'd love to show instead of tell you how our business works. Here's the complete scoop

What Is It and How Does It Work?

This short video is a great explanation to the basic question, What is Moxey?



And for a more in-depth video on **How Moxey Works**, watch this one:

MOXEY - How Does Moxey Work?